Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

VIA EDGAR

December 6, 2017

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Registration Statement on Form S-1 Filed November 1, 2017 File No. 333-221273

Dear Mr. Reynolds:

We write on behalf of Rocky Mountain High Brands, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated November 20, 2017, commenting on the Company’s Registration Statement on Form S-1 filed November 1, 2017 (the “Registration Statement”).

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Our Transactions with GHS, page 6

1.                  It appears that the Secured Promissory Notes and the underlying common stock covered by this registration statement were recently issued to GHS Investments, the investor in the equity line financing. The promissory notes and the equity line appear to be part of a single transaction. Please advise us if GHS has the ability to determine the timing and pricing of the 50,000,000 of common shares issuable on conversion of the notes. It appears GHS may decide whether or not to convert based on the lowest trading price during the 10 trading days immediately preceding conversion. It therefore appears GHS has further investment decisions to be made with respect to a significant number of common shares, which could be sold to pay for the shares in the equity line. Please advise us why you believe the investor is irrevocably committed to acquire all the shares of common stock under the combined note and equity line financing such that the private offering should be considered completed prior to the filing of the registration statement.

Response: In response to this Comment, the Company and GHS Investments, LLC (“GHS”) have modified the two $250,000 promissory notes issued to GHS, replacing both of the Notes with Amended and Restated Secured Promissory Notes which are filed as Exhibits 10.44 and 10.45 to Amendment No. 1 to the Registration Statement. In addition, the 50,000,000 shares

John Reynolds United States Securities and Exchange Commission December 6, 2017 Page 2 of 2

issuable upon conversion of these Notes have been removed from the Registration Statement. As amended, the Notes are due nine (9) months from their original issue dates, with installment payments of $50,000 for each Note due in May, June, and July of 2018, and with the remaining balance due at maturity. As amended, the Notes are not convertible except as a remedy in the event of the Company’s default.

The Company believes that, as modified, the Notes do not leave GHS with any significant discretionary investment decisions to be made with regard to shares offered under the Registration Statement or otherwise. As disclosed in the Registration Statement, GHS is and remains irrevocably committed to purchase shares put to it by the Company under the terms of the equity line.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.                  We note the reference on page 20 to the anticipated “operational shortfall” of approximately $2,000,000. Please revise your liquidity disclosure to clarify the material deficiency. For example, state your approximate monthly burn rate, quantify the minimum dollar amount needed to fund your operations for the next 12 months, and clarify the impact on your operations if you are able to raise some but not all of the minimum amount needed. Please also include appropriate risk factor disclosure quantifying your liquidity needs.

Response: In response to this Comment, the Company has amended the Risk Factor regarding additional capital needs on page 11 of the Registration Statement to add additional detail and emphasis, including a specific estimate of its future capital needs. Also, the Company has added additional detail regarding its burn rate, expected cash shortfall, and related matters to the subsection entitled “Future Liquidity Requirements” on page 20.

Please feel free to contact me should you require additional information at (775) 234-5221 or joe@laxaguelaw.com.

LAXAGUE LAW, INC.

By: /s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

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Rocky Mountain High Brands, Inc.

VIA EDGAR

December 6, 2017

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. (the “Company”) Registration Statement on Form S-1 Filed November 1, 2017 File No. 333-221273

Dear Mr. Reynolds:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated November 20, 2017, this correspondence shall serve as acknowledgment by the Company of the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ROCKY MOUNTAIN HIGH BRANDS, INC.

By: /s/ Michael Welch

Michael Welch

President and CEO

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